Filed by CenterPoint Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Enable Midstream Partners, LP

Commission File Number: 001-36413

Date: February 25, 2021

TRANSCRIPT

The following is a transcript of CenterPoint Energy, Inc.’s (“CenterPoint Energy”) quarterly earnings conference call held at 7:00 a.m. Central time on February 25, 2021. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. CenterPoint Energy believes that none of these is material.

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Fourth Quarter and Full Year 2020 Earnings Conference Call

February 25, 2021

Philip Holder – SVP, Strategic Planning and Investor Relations

Good morning, everyone. Welcome to CenterPoint’s earnings conference call. Dave Lesar, our CEO, Jason Wells, our CFO, and Tom Webb, our senior advisor, will discuss the Company’s fourth quarter and full year 2020 results.

Management will discuss certain topics that will contain projections and other forward-looking information and statements that are based on management’s beliefs, assumptions and information currently available to management. These forward-looking statements are subject to risks or uncertainties. Actual results could differ materially based upon various factors, as noted in our Form 10-K, other SEC filings and our earnings materials. We undertake no obligation to revise or update publicly any forward-looking statement.

We will also discuss guidance basis utility EPS for 2021. In providing guidance, CenterPoint Energy uses a non-GAAP measure of adjusted diluted earnings per share.

For information on our guidance methodology and a reconciliation of the non-GAAP measures used in providing guidance, please refer to our earnings news release and presentation, both of which can be found under the Investors’ section on our website. As a reminder, we may use our website to announce material information.

Before Dave begins, I would like to mention that, other than the financial results, we also plan to address the impact of the recent storm event and Enable’s announced merger. As a result, we may have less time for Q&A. If you have any questions that do not get answered, please feel free to reach out the IR team.

This call is being recorded. Information on how to access the replay can be found on our website. Now, I’d like to turn the discussion over to Dave.

Dave Lesar – President & CEO

Thank you, Phil, and I want to welcome you to our CenterPoint team. And good morning to everyone. During our Investor Day this past December, we unveiled our strategy to take advantage of our organic growth and increased capital spending opportunities to deliver consistent earnings growth, offer industry leading rate base growth, reduce costs to invest in the future, take a leading stance on ESG, minimize our exposure to midstream, refocus on core utility operations, and most importantly continue to provide a resilient grid for our customers. We are excited to share our significant progress against those objectives with you today.

Before we start, I want to update you on the impacts of last week’s devastating winter storm event that struck Texas and our broader service territories. It was undoubtedly an extremely difficult week across our service territories, especially for Texans. We know many of our customers faced very difficult conditions, and our hearts go out to those in our communities who have faced substantial hardship and loss. I am really proud of how our employees worked in very harsh conditions to help customers even as their own homes and families were without power or experiencing damage from busted pipes.

As you know I like to lead things off with headlines. So let me give you the storm headlines.

1.

First and foremost, our CenterPoint electric and gas systems worked as designed and proved to be very resilient despite the impact of ice, snow, historical freezing temperatures, and the fluctuating power loads provided to us by ERCOT during the week. All of these factors are tough on equipment, but our system did its job and was able to be quickly reenergized.

2.

Our decision to increase utilities earnings guidance is an expression of our confidence that the storm will not impact our 6-8% Utility EPS annual growth rate and our ability to ramp up our capital spending efforts and grow our rate base at a 10% CAGR.

3.

As you know, in Texas, we are not a generator of electricity and are dependent on a power supply dispatched to us by the ERCOT system. Once we finally received adequate power from third party generators to transmit and distribute across our service territory, the resiliency of our system proved itself and over 98% of our 2.6 million Electric customers had electricity within about 12 hours. I believe that is pretty amazing and I am very proud of our employees that worked tirelessly.

4.

Our gas system was equally tested and proved resilient as the storm and cold weather simultaneously impacted our 8-state gas footprint, including very cold temperatures in Minnesota. And despite a constant search for gas supply we kept our line pressures up and were able to serve our customers throughout our system.

5.

We saw natural gas prices spiking very high throughout our system and electric pricing getting very high in Texas. In all of our gas jurisdictions, we are fortunate to have regulatory mechanisms already in place and additional tools at our disposal to recover these costs in a timely manner and to mitigate impacts to our customers’ bills.

6.

As you well know, our electric business transmits and distributes power. In our markets, the local retail electric providers, or REPs, are responsible for purchasing electricity and take on the inherent risk of power prices, customer billing and collecting. If an REP were to cease to operate, you should know and be confident that the existing regulatory mechanisms allow for us to recover any cost exposure we might have to bad debt expense. These events once again point out the benefit we have of operating in states that have favorable and supportive regulatory processes.

7.

More importantly for our investors, we will not have to seek any incremental equity to handle our increased storm-related liquidity needs. As we have mentioned many times, we are fortunate to work in constructive regulatory jurisdictions and fully expect these costs to be recoverable in a timely manner. And in many of our jurisdictions, where these costs are the largest, we already have the ability to recover some carrying costs. We are in the process of working with all of our regulators on that.

8.

From an overall financial standpoint, we expect to incur incremental spend in 2021 related to the February winter storm including additional operational expenses and purchased gas costs. At this time, we expect the total amount of incremental gas purchase costs to be about 2.5 billion dollars spread across all of our jurisdictions. Jason will speak in further detail about this, but before anyone becomes concerned, I want to remind everyone that we believe we have ample liquidity from our credit facilities, particularly given our recently announced committed short-term financing that will help bridge our near-term working capital needs, as well as strong capital markets access and strong and timely recovery mechanisms.

9.

Therefore, to put your minds at ease, while we don’t expect direct impact of the storm event on our guidance basis utility EPS range, we will incur modest additional interest expense related to some of these excess costs until they can be recovered. We view this more as an addressable working capital management challenge which we will manage our way through. As we have emphasized, we will sweat the details, so you don’t have to. This is a perfect example of where that comes into play.

10.

Finally, I have been asked by the mayor of Houston to head up fund raising for families of Houstonians who may need additional help to recover from this storm, especially around home repairs and basic needs. CenterPoint was proud to provide the lead contribution to this fund, and I look forward to working in my capacity as chair of the effort to build upon that contribution, and I thank the Mayor for the trust and confidence he has placed in me, the Company, and our employees by asking us to lead this important endeavor.

Now let’s move on to the results of our business.

This call is also an opportunity for us to demonstrate to you that we are in fact now executing on the key objectives that we outlined during our December 7th investor day. I will review the underlying elements of our core plan and share with you how we are making meaningful inroads in each functional area.

Let me start with the next set of headlines we are presenting to you today.

•	We delivered 29 cents per share for the 4th quarter and $1.40 per share for the year on a guidance basis – beating consensus and our previous guidance.

•

More importantly, even factoring in the disruptions to our operations last week we are raising our 2021 guidance basis utility EPS range to $1.24—$1.26. This will now be the new and higher baseline for our future 6-8% guidance growth target

•	We are of course also maintaining our $16 billion plus capital spend program and 10% compounded annual rate base growth

•	Our gas LDC sales process is on track and we are moving to minimize our midstream exposure

•	So as you can see, we have been busy since our Investor Day

Turning to Enable, let me tell you how excited I was about the announcement of the transaction between Enable and Energy Transfer on February 17. We said to you on our Investor Day that we are absolutely focused on reducing and eventually eliminating our midstream exposure through a disciplined financial approach – all done in a thoughtful way with the objective to optimize the long-term benefit to our shareholders. We followed that approach and now have a transaction that we expect to achieve the following:

•	An accelerated path towards a fully regulated utility business model

•	Improvement in our business risk profile by having our midstream investment anchored in a larger, more diversified entity

•	Exchanging our interests into a more liquid security which will facilitate an accelerated exit

•	Increased autonomy through the dissolution of the Enable partnership giving us flexibility to make decisions about our exit strategy

•	Reduces risk to distributions while we wind down our position

As to our exit strategy, we intend to exit in an accelerated but highly managed and sophisticated way that will not disrupt the trading of Energy Transfer.

Jason will talk to you more about the transaction itself, but I want to say to you loud and clear so there is no confusion or concern about it: This transaction will have zero impact on our broader strategic goals. In fact, we believe it supports our guidance and rate base growth targets and our higher 2021 guidance basis utility EPS range. As I stated previously, we still continue to expect no additional equity issuance in 2021 beyond the DRIP process we described at our Investor Day. The fact that we will have to absorb increased corporate allocations and the cost associated with the debt currently allocated to Enable as we reduce our midstream exposure are just headwinds to manage. Managing these Enable-related headwinds was anticipated and has been in our thinking all along. We clearly will not back away from the financial goals we have shared with you because of these headwinds.

We sweat the details, so you don’t have to. Does that sound familiar? It should, as it applies here too.

Since we last talked, I am excited that we have added two high caliber financial leaders to our team. Stacey Peterson now leads our Treasury and Financial Planning and Analysis efforts, and Phil Holder, from whom you heard earlier, now leads our strategic planning and investor relations teams. Our entire executive team is hard at work to deliver on our stated objectives, which begins with industry leading, robust organic growth, and continues with disciplined operations and financial management.

In addition to our industry-leading organic growth, our management team is committed to making CenterPoint a utility industry leader in ESG and environmental stewardship. During our Investor Day, we elaborated on the beginnings of our carbon reduction strategy with our coal retirements in Indiana, as well as adding renewable and green hydrogen initiatives across our LDC service territories.

Let me share our early thinking on CenterPoint’s role in a net zero economy. First, we are focused on reducing the carbon emissions from our electric generation fleet in Indiana — work that is already well underway and supported by our filing for the CPCNs for the solar elements of our IRP earlier this week. Second, we are focused on minimizing our emissions from our core operations by adopting electric vehicles for our fleet, utilizing state of the art technology to detect and eliminate methane emissions from leaks on our gas system and by embracing energy efficiency in the buildings we own. Third, we are focused on reducing the carbon intensity of the gas we supply our customers and continue to evaluate ways to expand our renewable natural gas and green hydrogen pilots. Fourth, we are focused on enabling carbon reduction of others either through connecting new renewable energy sources to our grid in TX, facilitating the adoption of electric vehicles, or helping customers adopt higher energy efficiency standards.

We understand the importance of reducing our carbon footprint, as evidenced by the adoption of our carbon policy last year. Recognizing that there is still more work to do, we plan to release an enhanced ESG plan later this year.

I want to thank you all for spending your time with CenterPoint today and before I hand it over to Jason, let me reiterate what it means to be invested in CenterPoint and why we are a uniquely attractive value proposition.

Number 1: We are moving toward a fully regulated business with fantastic utilities in highly attractive jurisdictions. Our utilities have the potential to deliver to you robust rate base and earnings growth relative to other opportunities that you have in the sector.

Number 2: We are committed to keeping our service affordable for our customers by reducing O&M expense and continuously improving our processes to create the necessary headroom to support our robust organic utility growth, while remaining focused on our commitment to safety. Tom Webb, whose expertise on that we have enjoyed over the past months, will be joining us shortly and share what work we have done so far.

Number 3: We are focused on delivering consistently on our industry leading earnings growth. We don’t want you to have surprises or elements you don’t understand as you evaluate our business.

Number 4: We have promised you that we will take steps to minimize our midstream exposure and are now on a clear path to deliver on it. I want to emphasize what a big step this is for us. We are working toward a point where midstream is no longer a topic on these calls. Then we can all solely focus on what a great utility business we have. Trust that we will continue to work on that.

Number 5: We are proactively working to strengthen our relationships with our regulators. We are committed to doing right by our customers so that our regulators can rest easy. I have personally visited most of our regulators during my short tenure as CEO and plan to engage with all of them on a regular basis. We are privileged to serve under some of the most constructive regulatory authorities in the country and we will work tirelessly to maintain those relationships.

Number 6: We are committed to balance sheet efficiency and high credit quality. We will continue to work to recycle capital efficiently, as we are doing with our gas LDC sales, to further support our organic growth from a credit and financial perspective. We are working to simplify our balance sheet and continue to improve our credit profile over time. Just recently, S&P’s and Fitch’s decision to remove CenterPoint from negative watch confirmed that we are headed down the right path and we won’t stop there.

Now, I will turn it over to Jason so he can talk to you about our financial results and provide more detail on what I have outlined.

I will be back at the end to share my closing comments and to answer your questions. Jason…

Jason Wells – Executive Vice President & CFO

Thank you, Dave, and thank you to all of you for joining us this morning for our fourth quarter earnings call.

As Dave pointed out, we shared many goals with you on our Investor Day, and our team here is laser focused on delivering on them despite what is thrown our way.

The winter storm this past week challenged the communities we have the privilege to serve in extraordinary ways. Our thoughts remain with our customers as they recover from the impact of this storm.

But I want to add, I too am proud of how our teams responded to the call for action, the resiliency of our gas and electric systems during the storm and our ability to continue to deliver on commitments to you, our shareholders, during these extraordinary events.

Let me get started with our key takeaways from today’s call starting on slide 3.

TAKEAWAYS (Slide 3)

First, we are pleased to report that for both fourth quarter and the full year results for 2020, we beat both consensus and our most recent guidance.

Given our ability to also pull forward some additional work into 2020, we have the confidence in increasing our guidance basis utility EPS range for 2021 to $1.24 to $1.26. This will be the basis of our consistent 6% to 8% guidance basis Utility EPS growth, year after year, like we have committed to you.

Second, we have recently shared that Enable has entered into a merger agreement with Energy Transfer that would result in Energy Transfer acquiring Enable upon the closing of the transaction, including all of CenterPoint’s interest in Enable. That’s a big step towards CenterPoint’s promise to minimize our midstream exposure, and I will talk more about this in a little bit.

Third, we have shared our $16 billion plus CapEx plan and our industry-leading rate base compound annual growth rate target of 10%. Now that we are in 2021, we have already started to execute on that growth and remain confident in our ability to complete that work efficiently this year.

Fourth, as Dave has touched on, both he and I are taking a hard look at our ESG effort. We have multiple workstreams underway in 2021 as it relates to transitioning our generation fleet in Indiana to be greener and cleaner beginning with the filing for the CPCNs for our solar generation component of our IRP this week.

We are also looking at expanding our renewable natural gas and green hydrogen pilots to offset the carbon intensity of our gas system. These things are already underway today – we plan to do more and will plan to deliver an improved ESG-focused strategy in the coming months.

Last but not least, we will give you an update regarding our gas LDC sales process.

FOURTH QUARTER (Slide 4)

Looking back at 2020, we had a strong financial performance across our utilities during the quarter and on a full year guidance basis, despite the many challenges 2020 presented. This only goes to show how fortunate we are that we operate in such high growth, constructive regulatory jurisdictions.

As shown on slide 4, for the quarter, our diluted earnings per share was 27 cents. Guidance basis EPS was 29 cents, a good margin above analyst estimates. We delivered 22 cents of guidance basis utility EPS for the quarter.

Full year 2020 guidance basis utility EPS comes in at $1.17. We ended the year with $1.40 of guidance basis consolidated EPS versus a loss of $1.79 on a GAAP basis, primarily due to midstream related impairments recorded earlier in the year.

FOURTH QUARTER AND FY 2020 PRIMARY DRIVERS (slide 5)

Looking at slide 5, you can see our primary drivers for the fourth quarter and year end results. The notable drivers are net customer growth and rate relief, as well as disciplined O&M management. The unfavorable impact was largely driven by share dilution due to our large equity issuance back in May 2020.

MIDSTREAM PLAN (slide 6)

Before we take a full look at 2021, I want to cover our recent announcement with respect to our investment in Enable.

Turning to slide 6, I want to emphasize that the announced merger between Energy Transfer and Enable now puts us firmly on a path to deliver on our promise to minimize our exposure to midstream.

What’s better is that, through this transaction, we will reduce the risk of our future distributions and improve our business risk profile due to Energy Transfer’s scale and desirable portfolio of long-term take-or-pay contracts.

Once we terminate our partnership agreement with OGE upon consummation of the transaction, we will also gain increased autonomy to exit our midstream investment with better economics and at a faster pace given the enhanced liquidity.

We want to be thoughtful on how to best maximize the value of our interest in Energy Transfer so we are not providing a time frame for exiting our exposure to midstream, but as Dave has mentioned, we will continue to use a disciplined approach and will move at a pace we believe our shareholders will appreciate.

Going forward, we are moving towards having almost 100% of our earnings come from our regulated businesses and we continue to feel confident in our ability to maintain that 6% to 8% guidance basis utility EPS growth target and the 10% rate base growth target we have shared before.

2021 UTILITY EPS GUIDANCE RAISED (slide 7)

Now it’s time to look forward to 2021. We continue to see 2021 as a transition year as we move to a fully regulated utility. Accordingly, we will continue to provide guidance for and focus on our utility segment to provide clarity around the long-term earnings power of the company.

The main value drivers remain our impressive customer growth, our enhanced capital investment plan, and the hard work we are putting in to build that O&M discipline. With those 3 things, we believe our plan can weather the ups and downs as we have illustrated with our 2020 results.

In fact, our O&M discipline in 2020 allowed us to accelerate some incremental work on our gas and electric systems, which allows us to increase our guidance basis utility EPS range to $1.24 to $1.26, as you can see on slide 7. Due to the fact Enable has suspended initiating earnings guidance as well as the announced transaction between Enable and Energy Transfer, we are not in a position to provide guidance for the Midstream segment at this time.

As a reminder, for the Midstream segment, we will continue to record our share of Enable’s earnings as well as basis difference accretion, earnings from the Enable preferred distributions net of the associated amount of debt, interest on the Midstream note, and an allocation of corporate overhead based on Midstream’s relative earnings contribution until the transaction closes.

The transaction will be accounted for as a gain on sale of our investments in Enable and our investment in Energy Transfer will be recorded at fair value resulting in a net gain on the sale. Upon closing of the Enable transaction with Energy Transfer, our investment in Energy Transfer common units will be accounted for at fair value.

Once we achieve more clarity following a transaction close, we will establish guidance for the Midstream segment based on the distributions from our Energy Transfer investments and the debt and corporate allocations previously described as a component of our Midstream Investment. We will exclude mark-to-market gains or losses recorded for the Energy Transfer investments similar to the way we treat our ZENS investments today.

To give you a sense of what we are looking at on a GAAP versus guidance basis for our 2021 EPS.

I want to highlight some of the big adjustments related to the execution of our strategic plan this year.

First, upon consummation of the transaction between Enable and Energy Transfer, we anticipate recording a large, one-time gain, net of transaction costs, on the exchange of our Enable common units for Energy Transfer common units as we recognize the investment at fair value, eliminating the basis differential we previously recorded.

Second, we anticipate recording a large, one-time gain on the sale of our gas LDC businesses. Again, this gain will include the costs of the transaction.

Finally, in January 2021, we recorded a $26 million loss on the early redemption of $250 million of 3.85% senior notes maturing in 2024; the redemption is consistent with our liability management goals.

These are big steps we are taking in this transition year to reposition CenterPoint as a premium regulated utility.

We will also continue to exclude from our guidance basis results mark-to-market gains or losses on ZENS and Energy Transfer securities as well as costs to achieve the integration of Vectren.

2021 FEBRUARY WINTER STORM EVENT (Slide 8)

Before I go through our financing plan for this year, I want to briefly touch upon the impacts of the recent winter storm on our financials, and like Dave, I want to express my personal sympathy for those affected.

When we think about the liquidity and the credit metrics near term, we have to address the recent 2021 February winter storm event that affected customers in many of our jurisdictions, especially here in TX.

There is no denying that the tightening in the natural gas market led to a surge in gas prices for our gas LDCs during those few days. Let me be clear though, we believe these costs to be fully recoverable for CenterPoint.

Turing to slide 8, at this time, there is about 2.5 billion dollars of total incremental gas purchasing costs that we incurred last week, but this is pretty well spread across our various service territories except for perhaps our hardest hit Texas territories.

We are already in touch with regulators and working on a path toward a timely recovery of these costs, but also understanding that we need to be sensitive to the burdens our customers are incurring during these difficult times.

Recently, the TX railroad commission issued an order allowing utilities to record any extraordinary expenses related to the winter storm event in a regulatory asset and confirming that we may seek future recovery of these extraordinary costs. Following that order, we are already in conversations to explore recovery options with the TX railroad commission and regulators in other impacted jurisdictions.

We are confident in our actions as we fulfilled our duty to serve and our strong regulatory relationships will be highlighted here.

From a balance sheet and liquidity perspective, we have just received additional 1.7 billion dollars of short-term financing commitments. This, along with our strong balance sheet, provides a sufficient level of liquidity to support an anticipated increase in our near-term working capital needs due to the February storm event.

We expect cost recovery to begin in the third quarter of 2021 following the normal recovery timelines, and only a very modest impact to interest expense as a number of our jurisdictions provide for recovery of the financing costs associated with unrecoverable balances.

Moving on to our financing plan on slide 9

2021 FINANCING PLAN (Slide 9)

We remain disciplined on the balance sheet and in addressing our near-term maturities.

Earlier this month, we completed a refinancing of our revolving credit facilities and extended the maturity to February 2024.

In addition, we have some near term, 2021 maturities at CEHE and the parent that we will actively address over the coming months.

Our liquidity remains strong, with liquidity of 2.1 billion dollars as of February 22, and before our recently received commitments on an additional short-term financing of 1.7 billion dollars.

We continue to engage with our rating agencies and discuss the key credit-enhancing actions taken in 2020 and our progress on strategic initiatives such as our recent announcement with our Enable investment.

With the announcement of the pending merger between Enable and Energy Transfer, Fitch and S&P have acknowledged our improved business risk profile by revising CenterPoint’s credit outlook from negative to stable. Fitch also upgraded the rating at CERC from BBB+ to A-.

As it relates to equity, we have already shared with you our plan and we plan on sticking to it – only a small DRIP program in here 2021 and introduction of a modest, annual ATM program in 2022. No large block equity is needed.

Before I conclude, let me provide a brief update regarding the potential sale of our two gas LDC in Arkansas and Oklahoma.

We continue to be very pleased with the robust level of interest we have received and are even more confident that this is an efficient way for us to recycle capital and invest in our growth-accretive utility businesses.

We expect to have a transaction to announce in early Q2 of this year and complete the transaction by the end of the year.

We don’t anticipate that the recent winter storm related events will impact our sale process. The regulatory mechanisms in Arkansas and Oklahoma are strong and if anything, this event should further highlight the value of these utilities.

These are the updates. Dave and I believe in the importance of the regular cadence we have with you and we will continue to share our progress.

We know we have a lot more to show you as we move through 2021 and I have every confidence in our team here at CenterPoint that we will deliver on all of our promises.

Now, both Dave and I touched on our commitment to reducing O&M expense while maintaining our focus on safety.

As many of you know, this is an area about which Tom Webb is very passionate and in which he is certainly an expert. Tom has been working very closely with our Continuous Improvement team, so let me turn this over to Tom so he can share with you the work that we have done. I’ll be back with you at the end of the call and look forward to answering your questions. Tom….

Tom Webb – Senior Advisor

Thank you, Jason.

And thank YOU to all our coworkers who rose to the occasion to help our customers last week. Please let me share an example of what ‘operational excellence’ can do. As shown on the right of slide 10, 2020 provided an early example of our commitment to our customers. Our guidance basis utility EPS outlook was challenged by Covid, weather conditions, unanticipated share dilution, and more – all shown in red. With a no excuses commitment in the second half, management embarked on actions to right the ship—meet our guidance. However, coupled with better-than-anticipated economic recovery AND good cost reduction performance, better than we expected, we were going to surpass our EPS guidance. This permitted us to put more resources to work for our customers—our reason for being. Not many companies do this. We ‘sweat the details’ to maximize resources for our customers AND for you, our investors.

This management team, together with empowered, talented employees, are executing on a tremendous opportunity to make substantial capital investment for our customers. In my opinion, it will result in one of the highest rate base growth clips in the industry! With top tier customer growth and sector leading cost reductions, a good portion of this investment growth will be funded for our customers.

But do you believe our cost reductions, our net reductions, are real? I do. Take a look at slide 11…

In December, we showed you this slide, highlighting our five-year plan, including O&M cost reductions of 1% to 2% a year—$110 million over the next five years. We’ve added a column to show 2021, compared with 2020.    It’s highlighted in green.    We plan a fast start, with O&M cost down $44 million or about 3%.

•

Some of this already is on cruise control – for example, what we call ‘attrition’ is simply anticipated turnover of about 150 people—retirements with 1 for 1 replacements, with savings of about $25,000 each—or 4 million dollars in total. And this assumes that everyone will be replaced. Hmm.

•

How about enhanced capitalization—merely replacing O&M expense with smart capital investment where it is appropriate. This reduces the cost to our customers – moving from immediate expensing to capital recovery over time. There’s no magic here.

•	And further, because we were ahead of plan in 2020, we maximized resources for our customers—pulling work ahead from 2021 into 2020. No magic here either.

•

Importantly our ‘continuous improvement’ work is ramping up during 2021. Even in this ramp up year, we expect savings of about $15 million. Please don’t misunderstand or underestimate the value of ‘continuous improvement’. It provides the basics, the building blocks of a safe, reliable, affordable, clean and resilient system. It is process driven, rather than people dependent.

I suspect, however, you’re thinking, if we can reduce cost by 3% in 2021, why can’t we do it every year? Especially since we have big savings ahead as we seek to convert from coal to gas to renewables in a couple years. Hmm.

Clearly there is a lot of work to do. The team here is capable. The team here is committed to no-excuses performance. We are committed to continuous improvement—process improvement that accelerates safety, reliability, quality, delivery, waste elimination, and morale. Process changes simplify how we do our work. The costs fall out. They fall out. How? We “eliminate human struggle”.

I’m honored to be a very small part of this world class approach to delivering for Customers AND Investors.

Now, on that note, for a wrap up, back to one of the most extraordinary CEOs in our business – Dave.

Dave Lesar – President & CEO

Thanks, Tom.

I want to conclude the prepared remarks by discussing what I refer to as our 2021 Report Card. These are the critical elements we are focused on to transform CenterPoint into an industry leader:

•	Delivering to you sustainable and predictable earnings growth

•	Converting our industry leading customer growth and O&M discipline into outsized rate base and capex growth, while maintaining our commitment to safety

•	Enhancing our ESG strategy and becoming a key enabler for a net-zero economy where we operate

•	Strengthening our balance sheet and credit profile

•	Focusing on utility operations and improving the customer experience

•	Executing on our capital recycling strategy

•	And finally, delivering an economically viable path to minimize the impact of our midstream exposure and eventually eliminate it.

This is the new CenterPoint. Consistent and predictable earnings growth, world-class operations and service territories, and a commitment to delivering on our promises to our shareholders.

Phil Holder – SVP of Strategic Planning and Investor Relations

Thank you, Dave. We will now take questions until 9:00 AM Eastern. I want to ask you to please limit yourself to one question, and we would be happy to schedule a time with you to discuss any follow-ups you may have after the call.

Q & A

Operator:

Our first question is from Shar Pourezza with Guggenheim.

Shar Pourezza:

Just two quick topics here. First, it sounds like you guys have a really good handle on the storms. As it, kind of, relates to policy decisions in Austin, are there, sort of, any potential opportunities for CenterPoint as we think about the plan as presented this morning? And just remind us, is there, sort of, any impact to CenterPoint and ERCOT large retailers and generators run into, sort of, financial difficulties?

Dave Lesar:

Yeah. Well, appreciate it. Let me take the – maybe, the first part of your question. Jason, can take the second part. As you can imagine, there’s a lot of dialogue going on in Austin even as we speak here. The legislature is in session. So, everyone in the political sphere is in Austin at this point in time. But, I guess, as I look back at it from a CenterPoint standpoint, obviously, our number one goal is to serve our customers to the best way we can. If you think about last week, clearly for us, more control over some of our assets in our grid would’ve been a positive.

So, we’re thinking about looking at opportunities, which we, of course, would have to get through the legislature, of things like getting batteries and fuel cells and the like actually into our rate base. So, we could provide, sort of, more in-territory stability to the grid, if anything like this ever happened again. So, as I said, the gamut of things being discussed in Austin right now is pretty wide. But I think everybody is looking for the right solution for the State of Texas so this doesn’t happen again, and we’ll be part of that dialogue.

Jason, do you want to handle the second part of the question?

Jason Wells:

Sure. Thanks, Dave, and good morning, Shar. I really think that there’s a low risk of that, of any financial impact associated with any financial challenges with the generators or retail energy providers. The state law here in Texas is very clear that we have the right to recover any delinquent accounts for retail energy providers as a regulatory asset. We also have and do collect from the retail energy providers on a daily basis and so have a good handle on those that continue to perform with respect to their obligations.

And maybe the final point that I would highlight is that to the extent that any of the large generators or retail energy providers experience financial challenge, it will likely be a reorganization of that. And one of the first areas of focus in the first day motions of any reorganization would be the continuity of business that would allow the retail energy providers to continue to pay the associated T&D charges, and so, in short, we see this as a really low risk issue for the company.

Shar Pourezza:

Got it. And then just lastly on the midstream exit, can you just remind us, Dave, on sort of the various exit options you’re thinking about, i.e. is exercising your demand rights the most viable path versus a slow dribble or piggybacking. And I know the exit is going to be obviously satisfactory to utility investors which clearly highlights a more rapid exit, but you’re still kind of sticking with that minimizing language versus an outright midstream exit. Are you simply alluding to holding on to that preferred in the near term or is it something else? Thank you.

Dave Lesar:

No, I – no, I think it’s a good question, and I’ll let Jason clarify it. But before you can exit, you have to minimize. And so I think what we’ve done with this transaction, it’s allowed us to sort of minimize the exposure. And now, and when the transaction closes, we’ll pivot very quickly to exit. And believe me, it’s top of mind in terms of the discussions we’re having every day. But I’ll let Jason elaborate a bit.

Jason Wells:

Thanks, Shar, I’m not going to be specific in terms of timelines as communicated in our prepared remarks, but let me sort of talk about quickly the tools that we have available. With respect to the Series G preferred, there are no registration rights needed for that security. And so, upon transaction close, we have full flexibility to sell that security. There’s an active secondary market and we have a tax basis that approximates face value of that security. So, we have full flexibility to exit that security on transaction close. There will be a short delay upon the close of the transaction for that common units to be registered.

But I think you’ve highlighted the two tools that we will look at. There is ample liquidity in the volumes of energy transfer units, and so we will likely utilize some form of a dribble. And opportunistically, where it makes sense, we will exercise our demand rights for potentially a larger block. But just to close and reemphasize what Dave articulated, it is our commitment to exit our exposure to midstream. And we’re going to do so in a manner that, we think, will make our shareholders happy.

Operator:

Our next question is from Insoo Kim with Goldman Sachs.

Insoo Kim:

Thank you. My first question is back to the Texas weather event. First, I just wanted to confirm your comments that the guidance for 2021 does include whatever drag it’s associated with the financing to cover the costs immediately.

And then, just related to that, when we think about your thoughts on the recovery and the recovery period over the various – in the various jurisdictions, does your analysis show a, I guess, path that achieves the right balance between potential impact to customer bills and your ability to continue to make the investments that – to hit the growth rate?

Dave Lesar:

Let me answer the first one and I’ll let Jason answer the second one. It seems like we have a routine working here. But – absolutely, the guidance we have out there does include the drag of the storm. As I said in my prepared remarks, there’ll be some extra interest pressure on there, but I view that as a headwind to manage. We have a very talented financial team here at CenterPoint and we’ve got some buttons to push and levers to pull and we’re going to do that, and we are, already are doing that. And so, we’ll have zero impact on the guidance that we’ve given.

Jason Wells:

Let me also amplify Dave’s remarks on that point. Several of the jurisdictions that we operate in allow us to recover the carrying costs. So, that does help, sort of, minimize the – any drag from the incremental debt. But I think you touched upon an issue that, obviously, we are working with the regulators, policymakers on. And that’s balancing the financial health of the utilities with the impact of collecting this on customer bills.

I think, we’ve seen some very strong signals come out of the various jurisdictions, we have the privilege to operate in, as I highlighted. The Texas Railroad Commission made it clear that these are recoverable costs. And so, I think what we are all doing, and I use that term, sort of, broadly, because this is not a CenterPoint issue, but a gas LDC issue, is we’re working to find and strike that right balance of short-term recovery of these costs. While not unnecessarily burdening the impact of customer bills. More work needs to be done. Hearings are underway this week. But I am confident we will strike that right balance here.

Insoo Kim:

Understood. And my only other question is in – for 2021 guidance and the assumptions that are embedded in it, it seems like there’s nothing major related to any COVID-related items. Is that correct?

Jason Wells:

That’s correct. As we articulated towards the end of last year, it’s our responsibility to manage the ups and downs, the headwinds and tailwinds of this business. COVID remains a small headwind, but we have every confidence that we have the tools to manage through it.

And one of the other things that I would just continue to emphasize is I think we are also fortunate to serve in communities of high growth. And so, we continue to see residential growth that offsets some of the reduction in electricity consumption from the commercial segment of our business. And so, in short, we have full confidence in our ability to manage whatever remaining COVID headwind exists.

Operator:

Our next question is from Julien Dumoulin-Smith with Bank of America.

Julien Dumoulin-Smith:

Hey. Congratulations, team. So, perhaps just to stick with the cost question and cost allocation question coming out of the Enable transition here. Can you speak a little bit to how you’re thinking about that evolution here a little bit more specifically, just the cadence of addressing and minimizing that element when you think about presumably reallocating those costs back to the utility over time?

Jason Wells:

Sure. Good morning, Julien. I think given the negative tax basis that we have in our current Enable units that will transfer over to the energy transfer units, I think it’s fair to characterize about 50% of the proceeds that we would receive upon sale of those common units would result in – will be paid in taxes. And so, as you think about sort of both the tax bill as well as the allocated debt that we have to the Midstream segment, we’re timing our exit for Midstream so that, as Dave pointed out, we’re not impacting our Utility segment.

That 50% sort of rule of thumb for the tax component of the Enable sales is what I would consider to be a status quo rule of thumb. We are working on various tax strategies to help improve that position. In addition, whatever remaining debt that exists after disposition of those units, paid down of the associated tax bill, paid down of the associated debt, we believe we have sufficient O&M levers to offset which is why we are fully confident that, as we exit Midstream, we’ll be able to do so in a manner that has no impact on our stated 6% to 8% utility growth rate.

Julien Dumoulin-Smith:

Got it. Okay. So, fully offset on a go forward basis.

Jason Wells:

Yes.

Julien Dumoulin-Smith:

Okay. Right. Thank you for affirming that. Can you elaborate, at least preliminarily, on how you’re thinking about winterization options coming out of the deep freeze here? Clearly, some of your earlier comments on the call suggested the bulk of improvement seems to be more on operations.

But curious, as you perform your task being a wires utility and the gas LDC, how do you think about winterization opportunities that might emerge there in the form of CapEx and actual investments here, and obviously funding.

Dave Lesar:

Let me let me take that one on first. I think there has been a lot of dialogue across the state about a lot of the reason that generation went down is because it was not properly winterized and that includes both the sort of wind, solar and gas generators. But, in fact, at one point the big nuclear plant, STP, also went down at one point last week.

As you know, the state’s sort of electric grid is constructed for sort of peak summer air conditioning time, and therefore this concept of winterizing your equipment, winterizing the generators is going to be difficult to do because, obviously, by enclosing them and insulating them and winterizing them it means you just put more stress on it during the summer when it’s really hot. So, I think there are there are ways to do it and companies are going to have to find ways to do it because I suspect that’s one of the things that’s going to come out of Austin from a regulatory standpoint.

But specifically to your question, you know, we actually have winterized our equipment. It really protected it from both the hot and cold weather. But there are some incremental opportunities for us to do certain things really more as a resiliency and hardening our system standpoint. I wouldn’t think of it as winterizing it. It is more or less hardening and making the system more resilient. And of course, what we able to get that into rate base. And I would view it as sort of a slight potential increment to our capital spend.

Julien Dumoulin-Smith:

Okay. Got it. Doesn’t sound too material. Excellent. Thank you very much. Appreciate it.

Operator:

Our next question is from Steve Fleishman from Wolfe Research.

Steve Fleishman:

Thank you. Hey, Dave, Jason, Tom. Is it possible that you could break out the $2.5 billion by states?

Jason Wells:

Sure. I’ll give you the three top states, so kind of, in Texas, we have about $1.25 billion of incremental costs, in Minnesota, about $0.5 billion, and in Arkansas, we’ve got about $350 million, and then the rest is spread fairly evenly across the other jurisdictions.

Steve Fleishman:

When you talk about the regulatory mechanisms for timely recovery, could that potentially include securitization of some of these costs?

Jason Wells:

You know I think it’s really kind of early to get ahead of the regulatory process, but, you know, securitization has been discussed. And so, whether it’s securitization following – you know the current recovery timelines are about 12 months. In some of the jurisdictions, particularly those 3 that I mentioned, a year to recover may be too much for customer bills. We may extend the timelines to 18 months or so. There are a number of tools being discussed, securitization is just one of those at this point.

Steve Fleishman:

Okay. And then I guess maybe a question for Dave. So just for the layman person, it might be hard to kind of separate CenterPoint as the utility versus the generators or ERCOT or other. So, I’m just – I mean it’s encouraging to see that the mayor made you the head of this fund-raising campaign. But just could you give us a sense of just—do the political leadership and others kind of know how you fit into the system here and how much political heat are you getting or do they kind of get this?

Dave Lesar:

No, I would say generally I think everybody gets and understands the roles that the generators, the T&D companies, and the retailers, basically play within Texas. We were very aggressive in our communication last week, putting out sometimes always one and sometimes two press releases every day, trying to inform people about what the state of play was. Clearly statewide, there was a lot of frustration. As you can imagine, there is finger pointing going on. But I would say that we did a pretty good job getting out in front of the story. And really, essentially, what we what we told our customers is listen, when we get electricity, we will begin to restore it. Our system is resilient, which it proved to be. We got power back into the homes of our customers very, very quickly after we got it. And the reality is that this was a – this was a sort of a system wide failure across the state as has well been written.

And so, as I said earlier, there will be something that comes out of Austin on this. But I think people have done a good job understanding our role in it. That doesn’t mean that, ultimately, some fingers don’t get pointed here and there. We’ll just have to address those as they come at us.

Steve Fleishman:

Okay. And then finally, just in – I know in the past, you and the other utilities have proposed adding batteries on the utility grid, and I’m not sure that would’ve helped here or not. But just – is that something that could come up as a potential thing in the legislative session?

Dave Lesar:

Yeah. I think, right now, almost everything is being considered up there. But I think our pitch would be – in an event like this, absent having your own generation, which we don’t want to do, we were at the mercy of ERCOT. But I do think that around the edges, and for, sort of, incremental ability to react to short-term things like this, batteries, fuel cells and those kinds of things would have been helpful. And I think that if you look at things that we would like potentially to see in any legislative changes, that would be a dialogue we would wholeheartedly get into the middle of.

Operator:

Our last question is from Sophie Karp with Keybanc Capital Markets.

Sophie Karp:

Good morning. Thank you for taking my question. Other questions about Texas and other pressing issues have been answered. I just wanted to ask you about kind of organizational morale. It seems like you guys are very focused on the O&M reductions and perhaps you’re asking a lot of people within the organizations to do things differently. And I was just kind of wondering if you could comment on the overall morale within the organization, how much of a buy-in is there from employees on all levels and how you’re handling this. Thank you.

Dave Lesar:

Yeah. I mean, obviously, this is a biased view and a personal view but I think morale is really, really great in CenterPoint right now. And I think if you – you’ve got to look back over what this organization has gone through in the last 12 months.

And it’s been a wrenching change. I’m the third CEO within a year. Jason is the third CFO within a year. We had issues around dividend. We had the activist investor in us. We had COVID. We had a hurricane that skirted us last summer. And I would say that I think people are really bought into the new CenterPoint.

And certainly, in my engagement with – and I think I can speak more broadly for our executive team – their people are motivated. They like what’s happening. They did not like what happened early last year. And so, I think they see a really happening company, a management team that is taking the organization in the right way. They’re excited about it. They understand that everybody has a part to play.

And I think the other thing is a focus on O&M isn’t always a focus on people reduction. As Tom has said, it’s a focus on doing things better. It’s getting your vendors to participate with you in doing things more efficiently, buying things cheaper and that kind of thing.

So, I think at the end of the day, morale is really, really good here, and I expect it to even get better.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this document are forward-looking statements made in good faith by CenterPoint Energy, Inc. (“CenterPoint Energy” or the “Company”) and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements concerning CenterPoint Energy’s expectations, beliefs, plans, objectives, goals, strategies, future operations, events, financial position, earnings and guidance, growth, impact of COVID-19 and the February 2021 winter storm event on our business and service territories, costs, prospects, capital investments or performance or underlying assumptions and other statements that are not historical facts. You should not place undue reliance on forward-looking statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will,” or other similar words. The absence of these words, however, does not mean that the statements are not forward-looking.

Examples of forward-looking statements in this document include statements about our growth and guidance (including earnings and customer growth, capital investment opportunities, utility and rate base growth expectations, taking into account assumptions and scenarios related to COVID-19), the impacts of COVID-19 and the February 2021 winter storm event on our business and service territories, O&M expense management initiatives and projected savings therefrom, the performance of Enable Midstream Partners, LP (“Enable”), including anticipated distributions received on its common units, the announced merger of Enable and Energy Transfer LP (“Energy Transfer”) and minimizing our exposure to midstream, our regulatory filings and projections (including the Integrated Resources Plan as proposed in Indiana and the anticipated timeline and benefits under its preferred portfolio), our credit quality, financing plan and balance sheet expectations, the proposed sale of our Natural Gas businesses in Arkansas and Oklahoma, and environmental, social and governance related matters, including our carbon emissions reduction targets. We have based our forward-looking statements on our management’s beliefs and assumptions based on information currently available to our management at the time the statements are made.

Some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements include, but are not limited to, risks and uncertainties relating to: (1) the performance of Enable, the amount of cash distributions the Company receives from Enable, and the value of the Company’s interest in Enable; (2) the Company’s expected benefits of the merger with Vectren Corporation (“Vectren”) and integration, including the ability to successfully integrate the Vectren businesses and to realize anticipated benefits and commercial opportunities; (3) financial market and general economic conditions, including access to debt and equity capital and the effect on sales, prices and costs; (4) industrial, commercial and residential growth in the Company’s service territories and changes in market demand; (5) actions by credit rating agencies, including any potential downgrades to credit ratings; (6) the timing and impact of future regulatory and legal proceedings; (7) legislative decisions, including tax and developments related to the environment such as global climate change, air emissions, carbon, waste water discharges and the handling of coal combustion residuals, among others, and the Company’s carbon reduction targets; (8) the impact of the COVID-19 pandemic; (9) the recording of impairment charges, including any impairments related to the Company’s investment in Enable; (10) weather variations and the Company’s ability to mitigate weather impacts, including impacts from the February 2021 winter storm event; (11) changes in business plans; (12) the Company’s ability to fund and invest planned capital, including timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment; (13) the Company’s or Enable’s potential business strategies and strategic initiatives, including the recommendations and outcomes of the Business Review and Evaluation Committee, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the proposed sale of our Natural Gas businesses in Arkansas and Oklahoma and the proposed merger between Enable and Energy Transfer, which may not be completed or result in the benefits anticipated to the Company or Enable; (14) the Company’s ability to execute operations and maintenance management initiatives; and (15) other factors described CenterPoint Energy’s Form 10-K for the fiscal year ended December 31, 2020 (“2020 Form 10-K”) under “Risk Factors,” “Cautionary Statements Regarding Forward-Looking Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Future Earnings” in such reports and in other filings with the Securities and Exchange Commission’s (“SEC”) by the Company, which can be found at www.centerpointenergy.com on the Investor Relations page or on the SEC website at www.sec.gov.

These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. You should not place undue reliance on forward-looking statements. Actual events and results may and often do differ materially from those expressed or implied by these forward-looking statements.

This document contains time sensitive information that is accurate as of the date hereof (unless otherwise specified as accurate as of another date). Some of the information in this document is unaudited and may be subject to change. CenterPoint Energy undertakes no obligation to update the information presented herein except as required by law. Investors and others should note that we may announce material information using SEC filings, press releases, public conference calls, webcasts and the Investor Relations page of our website. In the future, we will continue to use these channels to distribute material information about CenterPoint Energy and to communicate important information about CenterPoint Energy, key personnel, corporate initiatives, regulatory updates and other matters. Information that we post on our website could be deemed material; therefore, we encourage investors, the media, our customers, business partners and others interested in our Company to review the information we post on our website.

Use of Non-GAAP Financial Measures by CenterPoint Energy

In this document, in addition to presenting its financial results in accordance with generally accepted accounting principles (“GAAP”), including presentation of income (loss) available to common shareholders and diluted earnings per share, CenterPoint Energy provides guidance based on guidance basis income and guidance basis Utility earnings per share (“Utility EPS”), which are not GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure.

2021 Utility EPS includes net income from Electric and Natural Gas segments, as well as after tax Corporate and Other operating income and an allocation of corporate overhead based upon the Utility’s relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements, and other items directly attributable to the parent along with the associated income taxes. Utility EPS excludes (a) earnings or losses from the change in value of CenterPoint Energy’s 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (“ZENS”) and related securities, (b) certain expenses associated with merger integration, (c) Midstream Investments segment and associated income from the Enable preferred units and a corresponding amount of debt in addition to an allocation of associated corporate overhead and impact, including related expenses, associated with the merger between Enable and Energy Transfer, (d) cost associated with the early extinguishment of debt and (e) gain and impact, including related expenses, associated with gas LDC sales. 2021 Utility EPS does not consider the items noted above and other potential impacts, such as changes in accounting standards, impairments or other unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. 2021 Utility EPS also considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates and regulatory and judicial proceedings. In addition, the 2021 Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy’s service territories throughout 2021.To the extent actual results deviate from these assumptions, the 2021 Utility EPS guidance range may not be met or the projected annual Utility EPS growth rate may change. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking 2021 Utility EPS because changes in the value of ZENS and related securities, future impairments and other unusual items are not estimable and are difficult to predict due to various factors outside of management’s control.

Management evaluates the Company’s financial performance in part based on guidance basis income and Utility EPS. Management believes that presenting these non-GAAP financial measures enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in these non-GAAP financial measures exclude items that Management believes do not most accurately reflect the Company’s fundamental business performance. These excluded items are reflected in the reconciliation tables, where applicable. CenterPoint Energy’s guidance basis income and Utility EPS non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, income available to common shareholders and diluted earnings per share, which are the most directly comparable GAAP financial measures. These non-GAAP financial measures also may be different than non-GAAP financial measures used by other companies.

Important Information for Investors and Unitholders

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger between Enable and a subsidiary of Energy Transfer, Energy Transfer will file with the SEC a registration statement on Form S-4, which will include a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable will also file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus will be mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable).

Participants in the Solicitation

The Company, Energy Transfer, Enable and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the unitholders of Enable in connection with the proposed merger. Information about (i) the directors and executive officers of the Company is set forth in the Company’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on March 13, 2020 and the Company’s 2020 Form 10-K, which was filed with the SEC on February 25, 2021, respectively, (ii) the directors and executive officers of Energy Transfer is set forth in Energy Transfer’s Annual Report on Form 10-K, which was filed with the SEC on February 19, 2021 and (iii) the directors and executive officers of Enable is set forth in Enable’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2021, in each case, as may be updated from time to time by Current Reports on Form 8-K, statements of changes in beneficial ownership and other filings with the SEC. Other information regarding certain participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.